Exhibit 99.1

ODV NYSE TSXV

OSISKO DEVELOPMENT CLOSES C$82.5 MILLION PRIVATE PLACEMENT

Montreal, Québec, October 29, 2025 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the successful closing of its previously-announced oversubscribed private placement offering of 15,409,798 common shares of the Company (the "Common Shares") for aggregate gross proceeds of approximately C$82.5 million (the "Offering").

The Offering is comprised of the following issuances, on a private placement basis:

•	LIFE Offering: issuances made pursuant to the "listed issuer financing exemption" available under Part 5A of National Instrument 45-106 – Prospectus Exemptions ("NI 45-106"), as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the "LIFE Exemption") in each of the provinces and territories of Canada, in three tranches:

o	National Flow-Through Shares: 2,990,000 Common Shares that will qualify as "flow-through shares" ("FT Shares") within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") at a price of C$6.69 per FT Share for gross proceeds of C$20,003,100;

o	British Columbia Flow-Through Shares: 1,444,000 Common Shares to certain eligible British Columbia resident subscribers (the "BC FT Shares", and together with the FT Shares, the "Flow-Through Shares") that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act at a price of C$6.93 per BC FT Share for gross proceeds of C$10,006,920; and

o	Common Shares: 4,182,000 Common Shares at a price of C$4.78 per Common Share for gross proceeds of C$19,989,960.

•	Concurrent Private Placement: 6,793,798 Common Shares at a price of C$4.78 per Common Share for gross proceeds of C$32,474,354 pursuant to exemptions available under NI 45-106, other than the LIFE Exemption (the "Concurrent Private Placement").

The Company will use an amount equal to the aggregate gross proceeds from the sale of the Flow-Through Shares under the Offering to incur eligible "Canadian exploration expenses" that will qualify as (i) "flow-through mining expenditures" within the meaning of the Tax Act, and (ii) in respect of the BC FT Shares purchased by eligible British Columbia purchasers, "BC flow-through mining expenditures" that meet the criteria set forth in subsection 4.721(1) of the Income Tax Act (British Columbia), in respect of the exploration activities on the Company's properties in British Columbia (the "Qualifying Expenditures"). The Qualifying Expenditures will be incurred on or before December 31, 2026 and will be renounced by the Company to the initial purchasers of the Flow-Through Shares with an effective date no later than December 31, 2025.

The Company intends to use the net proceeds of the Common Shares issued pursuant to the Offering to contribute to the capital required to construct the Cariboo Gold Project and related pre-construction activities.

In connection with the Offering, the underwriters for the Offering were paid a cash commission equal to 4.5% of the aggregate gross proceeds of the Offering.

www.osiskodev.com	Page 1 of 3

The Common Shares issued under the Concurrent Private Placement will be subject to a statutory hold period of four months and one day pursuant to applicable Canadian securities laws. The Offering remains subject to final acceptance of the TSX Venture Exchange.

Insider Participation

Double Zero Capital LP ("Double Zero"), which is an "insider" of the Company, have subscribed for 2,447,775 Common Shares at a price of C$4.78 for gross proceeds of C$11,700,365 (the "Double Zero Subscription") pursuant to its pre-emptive rights in respect of the Offering under the investor rights agreement dated August 15, 2025 between Double Zero and the Company. The Double Zero Subscription is considered to be a "related party transaction" for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the Double Zero Subscription was not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company's market capitalization. Additionally, the Company is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company's market capitalization.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with an exemption therefrom.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

www.osiskodev.com	Page 2 of 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to: the use of the proceeds of the Offering, the tax treatment of the Flow-Through Shares, the timing and ability of the Company to renounce the Qualifying Expenditures and the ability to obtain the necessary regulatory authority approvals, the ability to obtain the final acceptance of the TSX Venture Exchange and/or the New York Stock Exchange and the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the New York Stock Exchange and the TSX Venture Exchange (if at all), risks related to exploration, development and operation of the Cariboo Gold Project, general economic and market conditions and business conditions in the mining industry, fluctuations in commodity and currency exchange rates, changes in regulatory framework and applicable laws, as well as those risks and factors as disclosed in the Company's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca). Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

www.osiskodev.com	Page 3 of 3